MoneyGram International, Inc.
2828 N. Harwood Street, 15th Floor
Dallas, Texas 75201
July 5, 2011
VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mark P. Shuman, Legal Branch Chief
Re:	MoneyGram International, Inc. Registration Statement on Form S-3 Filed December 14, 2010 and Amended May 16, 2011 File No. 333-171151
Dear Mr. Shuman:
     In accordance with Rule 461 under the Securities Act of 1933, the undersigned, on behalf of MoneyGram International, Inc. (the “Company”), respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 5:00 p.m., Eastern time, on July 7, 2011, or as soon thereafter as is practicable.
     The Company hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Division of Corporation Finance of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any questions or comments regarding the foregoing to Alan J. Bogdanow of Vinson & Elkins L.L.P., the Company’s outside legal counsel, by facsimile (214) 999-7857 or by telephone (214) 220-7857. Thank you in advance for your assistance.

Very truly yours,
MONEYGRAM INTERNATIONAL, INC.
By:	/s/ Corinna Ulrich
	Name:	Corinna Ulrich
	Title:	Vice President and Associate General Counsel

cc:	Timothy C. Everett, Executive Vice President and General Counsel (MoneyGram International, Inc.) Alan J. Bogdanow (Vinson & Elkins L.L.P.)